Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER 2020 RESULTS

Backlog of orders at $10.8 billion; Revenues at $1,071 million;
Non-GAAP net income of $72 million; GAAP net income of $64 million; Non-GAAP net EPS of $1.63; GAAP net EPS of $1.44

Haifa, Israel, May 26, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended March 31, 2020.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: "In the first quarter we witnessed positive momentum across our markets, receiving more than $1.8 billion in orders from customers around the world. These orders contributed to a record backlog of $10.8 billion, growing by 8% over the last quarter of 2019, and providing Elbit Systems with good revenue visibility.

As a result of the COVID-19 pandemic, since March we have made significant changes to the way we work in order to protect the health and safety of our employees around the world, while at the same time maintaining business continuity in order to deliver our products and services to our customers as planned. This includes utilizing our healthy balance sheet to secure our supply channels and maintaining adequate levels of inventory to enable us to continue deliveries to customers."

First Quarter 2020 Results:

Revenues in the first quarter of 2020 were $1,071.2 million, as compared to $1,021.7 million in the first quarter of 2019.

Non-GAAP (*) gross profit amounted to $295.4 million (27.6% of revenues) in the first quarter of 2020, as compared to $283.4 million (27.7% of revenues) in the first quarter of 2019. GAAP gross profit in the first quarter of 2020 was $289.4 million (27.0% of revenues), as compared to $277.6 million (27.2% of revenues) in the first quarter of 2019.

Research and development expenses, net were $80.4 million (7.5% of revenues) in the first quarter of 2020, as compared to $77.4 million (7.6% of revenues) in the first quarter of 2019.

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* see page 4

Earning Release

Marketing and selling expenses, net were $70.5 million (6.6% of revenues) in the first quarter of 2020, as compared to $71.8 million (7.0% of revenues) in the first quarter of 2019.

General and administrative expenses, net were $58.0 million (5.4% of revenues) in the first quarter of 2020, as compared to $53.6 million (5.2% of revenues) in the first quarter of 2019.

Other operating income, net in the first quarter of 2019 was $1.2 million, due to a gain resulting from an investment and remeasurement of the Company in a subsidiary.

Non-GAAP(*) operating income was $90.4 million (8.4% of revenues) in the first quarter of 2020, as compared to $84.0 million (8.2% of revenues) in the first quarter of 2019. GAAP operating income in the first quarter of 2020 was $80.4 million (7.5% of revenues), as compared to $76.0 million (7.4% of revenues) in the first quarter of 2019.

Financial expenses, net were $12.5 million in the first quarter of 2020, as compared to $13.9 million in the first quarter of 2019.

Other income, net in the first quarter of 2020 was $1.2 million , as compared to other expenses of $3.4 million in the first quarter of 2019. Other income in the first quarter of 2020 includes income of approximately $3.2 million as a result of revaluation of an investment in a subsidiary accounted for under the fair value method.

Taxes on income were $8.7 million (effective tax rate of 12.6%) in the first quarter of 2020, as compared to $10.1 million (effective tax rate of 17.2%) in the first quarter of 2019.

Equity in net earnings of affiliated companies and partnerships was $3.1 million (0.3% of revenues) in the first quarter of 2020, as compared to $2.2 million (0.2% of revenues) in the first quarter of 2019.

Net income attributable to non-controlling interests in the first quarter of 2019 was $0.4 million.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2020 was $72.0 million (6.7% of revenues), as compared to $65.8 million (6.4% of revenues) in the first quarter of 2019. GAAP net income attributable to the Company's shareholders in the first quarter of 2020 was $63.6 million (5.9% of revenues), as compared to $50.5 million (4.9% of revenues) in the first quarter of 2019.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.63 for the first quarter of 2020, as compared to $1.54 for the first quarter of 2019. GAAP diluted earnings per share in the first quarter of 2020 were $1.44, as compared to $1.18 for the first quarter of 2019.

The Company’s backlog of orders as of March 31, 2020 totaled $10,790 million, as compared to $9,658 million as of March 31, 2019. Approximately 63% of the current backlog is attributable to orders from outside Israel. Approximately 59% of the current backlog is scheduled to be performed during 2020 and 2021.

Operating cash flow used in the three months ended March 31, 2020 was $9.9 million, as compared to operating cash flow generated in the three months ended March 31, 2019 in the amount of $46.5 million.

_____________
* see page 4

Earning Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.
As we reported on April 13, 2020, we have been taking a number of actions to protect the safety of our employees and maintain business continuity and our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.
The safety measures implemented across all our sites include increasing the number of manufacturing line shifts to enhance social distancing and encouraging employees to work from home where feasible.
We have initiated business continuity plans to meet our commitments to our customers. Where necessary we are working on finding alternative solutions for delivering our products to our customers on time, including chartering dedicated freighter aircraft.
During the first quarter of 2020 our business was not materially impacted by the pandemic. Subsequently, some of our businesses have begun to experience certain disruptions due to government directed safety measures, travel restrictions and supply chain delays. To date, the financial impact to us of these disruptions has not been material.
We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. Examples of such cost control measures include temporary reductions of salaries for certain employees, senior managers and executives, as well as directors' fees, reductions in discretionary spending and capital expenditures and the furlough of a small number of employees who have been unable to fulfill their tasks due to travel and other pandemic-related restrictions. We also are working on efficiency initiatives with a number of our suppliers. We are evaluating our operations on an ongoing basis in order to adapt to the evolving business environment.
We believe that as of March 31, 2020, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business. During the first quarter we drew additional cash from our existing credit facilities to increase our financial flexibility. We have used part of our financial resources to secure our supply chain and build buffer stocks of inventory where required.
The extent of the impact of COVID-19 on the Company's performance will depend on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic and resulting actions that may be taken by our customers and our supply chain, all of which are uncertain. As noted in our annual report on Form 20-F, the preparation of financial reports such as our quarterly financial reports requires us to make judgments, assumptions, and estimates that affect the amounts reported in such reports. For our quarterly financial report for the quarter ended March 31, 2020, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our significant judgments, assumptions and estimates reflected in the report. However, our future results may differ materially from our estimates; and as events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

Earning Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.
The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.
In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.
These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019

GAAP gross profit	$289.4	$277.6	$1,136.5
Adjustments:
Amortization of purchased intangible assets	6.0	5.8	22.0
Expenses related to acquisition	—	—	55.0
Non-GAAP gross profit	$295.4	$283.4	$1,213.5
Percent of revenues	27.6%	27.7%	26.9%

GAAP operating income	$80.4	$76.0	$321.6
Adjustments:
Amortization of purchased intangible assets	10.0	9.2	36.1
Expenses related to acquisition	—	—	55.0
Capital gain	—	—	(31.8)
Gain from changes in holdings	—	(1.2)	(1.2)
Non-GAAP operating income	$90.4	$84.0	$379.7
Percent of revenues	8.4%	8.2%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$63.6	$50.5	$227.9
Adjustments:
Amortization of purchased intangible assets	10.0	9.2	36.1
Expenses related to acquisition	—	—	55.0
Capital gain	—	—	(31.8)
Impairment of investment	—	—	3.7
Exchange rate differences	2.9	8.5	24.6
Revaluation of investment	(3.2)	—	(8.3)
Gain from changes in holdings	—	(1.2)	(1.2)
Related tax benefits	(1.3)	(1.2)	(8.2)
Non-GAAP net income attributable to Elbit Systems' shareholders	$72.0	$65.8	$297.8
Percent of revenues	6.7%	6.4%	6.6%

GAAP diluted net EPS	$1.44	$1.18	$5.20
Adjustments, net	0.19	0.36	1.59
Non-GAAP diluted net EPS	$1.63	$1.54	$6.79

Earning Release

Recent Events:

On April 7, 2020, the Company announced that its wholly-owned Israeli subsidiary, IMI Systems Ltd. ("IMI"), issued a conditional full cash tender offer (the "Tender Offer") to acquire all ordinary shares of the Israeli publicly-traded company, Ashot Ashkelon Industries Ltd. ("Ashot"), held by the public, then representing approximately 15.02% of Ashot's outstanding share capital. The remaining ordinary shares, representing approximately 84.98% of Ashot's outstanding share capital, were then held by IMI. On April 22, 2020, the Company announced, that IMI updated the conditional full cash tender offer issued on April 7, 2020, to acquire all ordinary shares of Ashot ("the updated tender offer"). On April 28, 2020, the Company announced that the conditions for implementing the updated tender offer issued by IMI to acquire all ordinary shares of Ashot were not met, and the Updated Tender Offer will not be implemented.

On April 12, 2020, the Company announced that it was awarded two contracts valued at a total of approximately $20 million from Latin American customers to upgrade the capabilities of their HermesTM 900 Unmanned Aircraft Systems. Both contracts will be performed within a 12-month period.

On April 13, 2020, the Company announced that it was closely monitoring the evolution of the Coronavirus (COVID-19) pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

On April 16, 2020, the Company announced that it was awarded a contract valued at approximately $15 million from the Swiss Federal Office for Defence Procurement (Armasuisse) to provide Command and Control systems for the Tactical Reconnaissance System of the Swiss Armed Forces. The contract will be performed over a three-year period.

On April 26, 2020, the Company announced that it was awarded a contract valued at approximately $103 million to supply comprehensive Electronic Warfare suites for an Air Force of an Asian country. The contract will be performed over a three-year period and includes long-term integrated logistic support.

On May 19, 2020, the Company announced that Charlesbank Technology Opportunities Fund, a fund managed by Charlesbank Capital Partners , invested approximately $70 million in Elbit Systems’ Israeli subsidiary, Cyberbit Ltd. (“Cyberbit”), of which approximately $22 million was invested in Cyberbit and approximately $48 million was paid in consideration of a portion of Elbit Systems’ shares in Cyberbit. As a result of the investment and sale of equity holdings, Elbit Systems became a minority shareholder in Cyberbit. Claridge Israel L.P., an existing shareholder of Cyberbit, which invested $30 million in Cyberbit in June 2018, also participated in this round of investment.

Events Impacting 2020 Second Quarter Results:

As a result of the recent sale of a portion of the Company’s shares in our Israeli subsidiary Cyberbit, and as a result of the recent completion of a sale and leaseback real estate transaction by Elbit Systems of America, the Company expects to record in the second quarter of 2020 gains (before taxes) of approximately $40 million. The gains will be reconciled in the non-GAAP results due to the non-recurring nature of the gains. The impact of these gains on the financial results for the second quarter of 2020 will be included in the Company’s report for the quarter, which is planned to be released in August 2020.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.35 per share for the first quarter of 2020. The dividend’s record date is June 8, 2020. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on June 22, 2020, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Tuesday, May 26, 2020 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-888-407-2553
Canada Dial-in Numbers: 1-888-485-2399
Israel Dial-in Number: 03-918-0610
International Dial-in Number: +972-3-918-0610

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available on the Company’s website from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to listen to a replay of the call, by dialing one of the following dial-in numbers:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31, 2020	December 31, 2019
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$684,345	$221,060
Short-term bank deposits and restricted deposits	1,144	2,213
Trade and unbilled receivables and contract assets, net	2,068,687	2,067,846
Other receivables and prepaid expenses	193,411	160,728
Inventories, net	1,297,575	1,219,920
Total current assets	4,245,162	3,671,767

Investments in affiliated companies and partnerships and other companies	207,381	201,574
Long-term trade and unbilled receivables and contract assets	257,298	259,150
Long-term bank deposits and other receivables	54,606	58,076
Deferred income taxes, net	91,548	89,452
Severance pay fund	273,354	287,104
	884,187	895,356

Operating lease right of use assets	376,407	365,763
Property, plant and equipment, net	762,296	766,532
Goodwill and other intangible assets, net	1,601,750	1,635,940
Total assets	$7,869,802	$7,335,358

Liabilities and Equity
Short-term bank credit and loans	$837,701	$208,399
Current maturities of long-term loans and Series A Notes	98,010	199,882
Operating lease liabilities	50,682	62,565
Trade payables	838,591	926,338
Other payables and accrued expenses	1,063,471	1,052,080
Contract liabilities	805,287	723,581
	3,693,742	3,172,845

Long-term loans, net of current maturities	434,247	440,124
Employee benefit liabilities	800,233	836,535
Deferred income taxes and tax liabilities, net	117,899	114,419
Operating lease liabilities	334,435	323,287
Contract liabilities	70,836	62,830
Other long-term liabilities	223,669	225,478
	1,981,319	2,002,673

Elbit Systems Ltd.'s equity	2,177,491	2,141,406
Non-controlling interests	17,250	18,434
Total equity	2,194,741	2,159,840
Total liabilities and equity	$7,869,802	$7,335,358

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
Revenues	$1,071,223	$1,021,723	$4,508,400
Cost of revenues	781,846	744,101	3,371,933
Gross profit	289,377	277,622	1,136,467

Operating expenses:
Research and development, net	80,436	77,354	331,757
Marketing and selling, net	70,544	71,832	301,400
General and administrative, net	57,995	53,640	214,749
Other operating income, net	—	(1,234)	(33,049)
Total operating expenses	208,975	201,592	814,857
Operating income	80,402	76,030	321,610

Financial expenses, net	(12,520)	(13,925)	(69,072)
Other income (expenses), net	1,230	(3,430)	(6,243)
Income before income taxes	69,112	58,675	246,295

Taxes on income	(8,713)	(10,099)	(19,414)
	60,399	48,576	226,881

Equity in net earnings of affiliated companies and partnerships	3,146	2,247	1,774
Net income	$63,545	$50,823	$228,655
Less: net losses (income) attributable to non-controlling interests	19	(366)	(798)
Net income attributable to Elbit Systems Ltd.'s shareholders	$63,564	$50,457	$227,857

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.44	$1.18	$5.20
Diluted net earnings per share	$1.44	$1.18	$5.20

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	44,198	42,789	43,787
Shares used in computation of diluted earnings per share	44,204	42,792	43,848

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2020	2019	2019
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$63,545	$50,823	$228,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,400	33,206	137,146
Write-off impairment	—	—	3,692
Stock-based compensation	1,021	1,090	3,994
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(93)
Deferred income taxes and reserve, net	1,289	4,072	(15,059)
Gain on sale of property, plant and equipment	(240)	(459)	(34,154)
Loss (gain) on sale of investments and remeasurement of investment held under fair value method	(2,759)	116	(7,928)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(2,200)	(897)	8,526
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets and prepaid expenses	(29,869)	62,262	(267,924)
Increase in inventories, net	(77,655)	(72,062)	(55,841)
Increase (decrease) in trade payables, other payables and accrued expenses	(68,059)	(48,830)	115,621
Severance, pension and termination indemnities, net	(20,049)	5,126	4,629
Increase (decrease) in contract liabilities	89,712	12,093	(174,582)
Net cash provided by (used in) operating activities	(9,887)	46,517	(53,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(32,317)	(27,140)	(137,604)
Acquisition of subsidiaries and business operations	—	(5,601)	(357,144)
Proceeds from premises evacuation grants receivables	—	—	344,913
Investments in affiliated companies and other companies	(471)	(1,350)	(8,567)
Proceeds from sale of property, plant and equipment	1,330	983	36,671
Investment in long-term deposits, net	(160)	—	(38)
Investment in short-term deposits	(7)	(15,649)	(2,314)
Proceeds from sale of short-term deposits	1,066	20,584	17,294
Net cash used in investing activities	(30,559)	(28,173)	(106,789)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of treasury shares, net	—	—	184,840
Repayment of long-term loans	(105,625)	(893)	(243,324)
Proceeds from long-term loans	—	—	350,000
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	(19,946)	—	(62,578)
Change in short-term bank credit and loans, net	629,302	(41,271)	(718)
Net cash (used in) provided by financing activities	503,731	(42,164)	172,688

Net increase (decrease) in cash and cash equivalents	463,285	(23,820)	12,581
Cash and cash equivalents at the beginning of the year	221,060	208,479	208,479
Cash and cash equivalents at the end of the period	$684,345	$184,659	$221,060

* Dividend received from affiliated companies and partnerships	$946	$1,350	$10,300

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended March 31,				Year Ended December 31,
	2020		2019		2019
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	387.6	36.2	368.3	36.1	1,617.2	35.9
C4ISR systems	240.9	22.5	243.6	23.8	1,161.5	25.8
Land systems	298.2	27.8	303.4	29.7	1,228.3	27.2
Electro-optic systems	119.4	11.2	77.9	7.6	374.4	8.3
Other (mainly non-defense engineering and production services)	25.1	2.3	28.5	2.8	127.0	2.8
Total	1,071.2	100.0	1,021.7	100.0	4,508.4	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended March 31,				Year Ended December 31,
	2020		2019		2019
	$ millions	%	$ millions	%	$ millions	%
Israel	246.0	23.0	261.9	25.6	1,064.8	23.6
North America	366.8	34.2	275.6	27.0	1,260.5	28.0
Europe	184.8	17.3	196.5	19.2	853.7	18.9
Asia-Pacific	210.0	19.6	216.6	21.2	1,029.6	22.8
Latin America	32.6	3.0	31.8	3.2	158.0	3.5
Other countries	31.0	2.9	39.3	3.8	141.8	3.2
Total	1,071.2	100.0	1,021.7	100.0	4,508.4	100.0